                            SEC file number 0-21782




                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




For the month of January 2003

                       FLETCHER CHALLENGE FORESTS LIMITED
                       ----------------------------------
                (Translation of Registrant's Name Into English)


             8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
             -----------------------------------------------------
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


Form 20-F    A    Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No     A
    -----       ---

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.)

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333-6526, 333-8932 and 333-12726) and S-8 (File No. 33-97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      FLETCHER CHALLENGE FORESTS LIMITED

Date 15 January 2003
                                      /s/ P M GILLARD
                                      --------------------------
                                      P M GILLARD
                                      SECRETARY

                           [LOGO] FLETCHER CHALLENGE
                                  FORESTS

                            N E W S   R E L E A S E


       STOCK EXCHANGE LISTINGS:  NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).


                COMPANY AGREES TO SELL CUTTING RIGHTS FOR USD65M
                 - CAPITAL REDUCTION AND RETURN TO SHAREHOLDERS
                              OF NZD140M PROPOSED


Auckland, 15 January 2003 - Fletcher Challenge Forests (FCF) has agreed to sell cutting rights over a combined 8,940 hectares of mature age class trees for USD65 million, to entities managed by the global timberlands investment manager UBS Timber Investors (UBS).

The sale involves two separate transactions, for USD45 million and USD20 million, covering 6,400 hectares in FCF's Tahorakuri forest and 2,540 hectares in the Company's adjacent Tauhara estate. By area, the 8,940 hectares represent 8.2% of FCF's 108,500 hectares of planted forest estate.

Each sale is conditional upon the required regulatory approvals being obtained by 28 February 2003, FCF obtaining the consent of its secured lenders by 28 February 2003, and UBS completing due diligence by 12 March 2003. Closing is scheduled for late March 2003.

Key features of the transactions are as follows:

o The cutting rights will entitle UBS to harvest designated trees, at maturity, over the next 13 years. FCF will retain ownership of the underlying land.

o FCF will manage the trees which are subject to the cutting rights, on behalf of UBS, and provide ancillary infrastructure services such as roading.

o FCF and the purchasers have entered into agreements which give FCF the option to purchase 50% of the crop when harvested, at then prevailing market prices. The balance of the crop will be offered for sale by UBS through an open market tender process in which FCF can participate with other bidders.

_______________________________________________________________________________


To:      BUSINESS EDITOR            From:  Paul Gillard
                                           Company Secretary & General Counsel
                                           FLETCHER CHALLENGE FORESTS

Fax: AUTO                       Telephone: 64-9-571 9846
                                Mobile:    0274 320 310
                                Fax:       64-9-571 9872


Please note: If you do not receive 3 page(s) including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814.

Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.


______________________________________________________________________________

Chief Executive, Terry McFadgen, said, "these transactions are consistent with the strategic direction we outlined to shareholders at our Annual Shareholders' Meeting in November and have a number of compelling advantages for the Company:

o The sales price reflects values for our trees which are broadly in line with the NZD1.85 per share placement price agreed with CITIC last year and which are substantially in excess of the value implied by our current share price of NZD 1.07 per share;

o There will be no fragmentation of our underlying forest estate as FCF will retain the land and intends to replant the designated areas after harvest;

o The wood supply arrangements will provide FCF with access to the harvest volumes required for our processing plants; and

o The management and infrastructure arrangements will ensure that our current operating synergies are preserved.

This transaction fully preserves the integrity of our forest and processing operations, and at the same time provides the market with tangible evidence of underlying value well above the Company's current share price."

Mr McFadgen noted the selling price was consistent with a valuation adopting the Company's standard valuation methodology adjusted to current prices and a discount rate of approximately 8.25%.

The proposed sales will result in an accounting loss of approximately NZD15.8 million (after tax) which will be recognised at 31 December 2002. This loss primarily reflects the recent declines in NZD log prices as a result of the appreciation of the NZD relative to the USD, with the final accounting outcome depending upon the USD/NZD exchange rate on settlement of the transaction. The loss will be partially offset by a gain of NZD8.1 million (after tax) reflecting the benefits of the recent NZD appreciation on the Company's USD debt and other currency hedging instruments, which will also be recognised in the Company's six month result to 31 December 2002. Transaction costs including foreign exchange hedging costs are estimated at $1.1 million (after tax).

Mr McFadgen also noted that, subsequent to the proposed sale, FCF would still retain an increasing harvest, earnings and cashflow profile, assuming constant real prices.

Following completion of the proposed transactions the Company will, subject to receiving the required approvals including tax confirmations, make a capital return to shareholders of NZD140 million through a Court approved pro rata capital reduction. This equates to 25 cents per existing share.

Mr McFadgen noted that the NZD140 million capital reduction would replace the previously proposed NZD50 million on market buy back. "A Court approved pro rata capital reduction has a number of advantages; the Company can efficiently return excess capital and optimise its balance sheet, we will avoid any change to the structure of the Company's share register as all shareholders will participate pro rata to their existing holdings, and shareholders will have maximum flexibility to determine how they wish to apply the capital being returned to them, which may include further purchases of FCF shares," he said.

The proposed capital reduction will be undertaken pursuant to an arrangement approved by the High Court of New Zealand under the Companies Act 1993, which normally involves a requirement for approval by shareholders at a Special Meeting to be called for that purpose. Completion of these processes is anticipated in May 2003. Full details of the proposed capital reduction will be provided in the documentation for the Special Meeting, including the ratio of shares to be cancelled and the amount of capital returned for each share cancelled.

Mr McFadgen concluded by commenting that "Board and management are determined to close the significant discount that exists in the Company's share price. The cutting right sales and proposed capital reduction announced today mark a decisive and early step in meeting the strategic and performance goals we outlined to shareholders at the Annual Shareholders Meeting last November.
These transactions reinforce our commitment to improving returns to shareholders through reducing our investment in trees when we can do so on the right terms."


ENDS



UBS Timber Investors structures, advises and manages timberland investments on behalf of institutional and other qualified investors. UBS Timber has extensive global experience and manages, on behalf of over 80 clients, USD1.4 billion in assets and commitments in the United States, Argentina, Australia, Brazil, Chile, New Zealand, and Uruguay.

UBS Timber Investors is a division of UBS Global Asset Management New York, Inc., part of the asset management services and mutual fund provider group division of UBS AG, a leading global integrated financial services company and the largest bank in Switzerland.



"Safe Harbour" Statement under the U.S. Private Securities Litigation Reform Act of 1995: Statements in this news release regarding Fletcher Challenge Forests' business which are not historical facts are "forward-looking statements" that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Forward-looking statements" in the Company's Annual Report and "Risk Factors" in the Company's Form 20F, for the most recently ended fiscal year.